Suite 2200, Oceanic Plaza Vancouver, British Columbia Tel 604 6889780 TSE: VOY
1066 West Hastings Street Canada, V6E 3X2 Fax 604 -682-3941

VICEROY RESOURCE CORPORATION



82-1193

May 1, 2003


03022189

OFFICE OF INTERNATIONAL CORPORATE FINANCE
Securities and Exchange Commission
450 Fifth Street North West
Judiciary Plaza
Washington, D.C.
USA 20549

Dear Sirs:

Re: Viceroy Resource Corporation
Rule 12(g)3-2(b) Exemption - Update Filing

Pursuant to Rule 12(g)3-2(b) under the Securities Exchange Act of 1934 please find enclosed the following documentation:

1. News Release dated April 9, 2003 announcing "Purchase of shares by way of Private Placement in Newcastle Minerals Ltd.;
2 Notice of Meeting notification regarding the upcoming Annual and Extrordinary General Meeting of the Company for June 28, 2003.

Should you have any questions regarding the above please contact the undersigned.

Yours truly,

VICEROY RESOURCE CORPORATION

Kim Casswell
CORPORATE SECRETARY

enclosures

dlw 6/4

FILE #82-1193


VICEROY
RESOURCE
CORPORATION

Suite 900, 570 Granville Street
Vancouver, BC
CANADA V6C 3P1

Tel: 604.688.9780 Fax: 604.682.3941
www.viceroyresource.com

**PURCHASE OF SHARES BY WAY OF PRIVATE PLACEMENT
IN NEWCASTLE MINERALS LTD. ("Newcastle")
Report required by Section 111 of the
British Columbia Securities Act**

Vancouver, British Columbia, April 9, 2003 (TSE:VOY) – Viceroy Resource Corporation ("Viceroy") has purchased a total of 85,000 units at a price of $0.11 per unit in the capital of Newcastle by way of private placement. Each unit consists of one common share and one warrant; each whole warrant is exercisable to purchase an additional common share at a price of $0.13 per share for a period of one year. The issuance of the 85,000 units, together with the securities previously held in Newcastle, resulted in Viceroy owning or exercising control over 803,750 common shares of Newcastle and holding warrants to purchase an additional 85,000 common shares in the capital of Newcastle, which represents ownership and control over 16.87% of the issued and outstanding shares of Newcastle or 18.33% assuming exercise of all the warrants.

Viceroy has acquired these securities for investment purposes. It is Viceroy's intention to evaluate the investment in Newcastle and to increase and decrease its shareholdings as circumstances require.

Viceroy shares trade under the symbol VOY on the Toronto Stock Exchange

-30-

For further information contact:

Susan Neale, CFO Tel:(604) 688-9780

E-mail: *sneale@viceroyresource.com*

FILE #82-1193



Computershare Trust Company of Canada
510 Burrard Street, Vancouver, BC V6C 3B9 Tel.: (604) 661-9400 Fax: (604) 683-3694

April 22, 2003

To: All Applicable Commissions
TSX

Dear Sirs:

Subject: **Viceroy Resource Corporation**

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	:	Common
2.	Class of Securities Entitled to Receive Notice	:	Common
3.	Class of Securities Entitled to Vote	:	Common
4.	CUSIP Number	:	92564C108
5.	Record Date for Notice	:	May 13, 2003
6.	Record Date for Voting	:	May 13, 2003
7.	Beneficial Ownership Determination Date	:	May 13, 2003
8.	Meeting Date	:	June 18, 2003
9.	Meeting Location	:	Vancouver, BC
10.	Business	:	Non-Routine

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"Adeline Niccoli"
Assistant Account Manager
Stock Transfer, Client Services
Telephone: (604) 661-9473
Fax: (604) 683-3694

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